Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

April 26, 2013

Mr. Mark P. Shuman Branch Chief – Legal U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Net Element International, Inc.

Registration Statement on Form S-3 (File No. 333-186621)

Dear Mr. Shuman:

On behalf of our client, Net Element International, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated March 8, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (File No. 333-186621) (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended Registration Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement, as amended.

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Mr. Mark P. Shuman April 26, 2013 Page 2

1.	It appears that material relationships exist between you and your selling security holders. We note in particular, the relationships your significant shareholder, Cazador Sub Holdings, has with Arco Group LLC and ACM Investments LLC, and Mr. Kelley’s role as a director. Given these relationships, please provide us with your analysis as to how you determined that this offering is not a primary offering. Please see Securities Act Rules Compliance and Disclosure Interpretation 612.09.

For reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering by the selling securityholders named in the Registration Statement (the “Selling Securityholders”) and may be registered as contemplated by the Registration Statement. In an effort to assist registrants in determining whether an offering by selling security holders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). Based upon the Company’s review of C&DI 612.09, the Company believes the offering is properly characterized as a secondary offering. In support of its position, and in accordance with the staff’s request, the Company provides the following facts:

How long the Selling Securityholders have held their Warrants: The Warrants were originally issued by Cazador to Cazador Sub Holdings Ltd. (“Cazador Sub”) in connection with a private placement prior to Cazador’s initial public offering in October 2010.

Effective October 12, 2012, Cazador Sub transferred 3,714,000 Warrants to its ultimate parent company, Arco Group LLC. As a result, Arco Group, through its ownership of Cazador Sub, effectively has owned, and has borne the market risk on, such Warrants in excess of two years. The Company believes such a significant period of time clearly evidences Arco Group LLC’s investment intent.

ACM Investments LLC received 600,000 Warrants from Cazador Sub on March 21, 2012. ACM Investments is owned and controlled by Jay Johnston. Mr. Johnston served as the Chairman of the Board and Co-Chief Executive Officer of Cazador, the Company’s predecessor. Prior to March 2012, Mr. Johnston held a beneficial ownership interest in Cazador Sub. As a result, ACM Investments, through Mr. Johnston’s beneficial interest in Cazador Sub, effectively has owned, and has borne the market risk on, ACM Investment’s Warrants in excess of two years. The Company believes such a significant period of time clearly evidences ACM Investment’s investment intent.

Effective September 27, 2012, Cazador Sub transferred 14,000 Warrants, 6,000 Warrants and 6,000 Warrants to Messrs. Kelley, Bacardi and Valle, respectively, in consideration of their service on the board of directors of Cazador. In connection with receiving Warrants, each of Messrs. Kelley, Bacardi and Valle agreed to be subject to the restrictions on transfer to the same extent as Cazador Sub. Messrs. Kelley, Bacardi and Valle have held, and have borne the market risk on, their respective Warrants in excess of six months. In addition, because the Warrants are not listed on a national securities exchange (but rather are quoted on the over-the-counter bulletin board), as a practical matter, the liquidity of the Warrants is extremely limited. Messrs. Kelley, Bacardi and Valle presumably were aware of this fact prior to their investment, suggesting that they acquired their Warrants with the intention of holding them for an extended period of time. The Company believes these facts evidence the investment intent of each of Messrs. Kelley, Bacardi and Valle.

Mr. Mark P. Shuman April 26, 2013 Page 3

The circumstances under which the Selling Securityholders received their Warrants: The Warrants were originally issued by Cazador to Cazador Sub in connection with a private placement prior to Cazador’s initial public offering in October 2010. Pursuant to the Warrant Agreement, dated October 7, 2010 (the “Warrant Agreement”), by and between Cazador and Continental Stock Transfer & Trust Company, as warrant agent, Cazador Sub is permitted to transfer Warrants to a Permitted Transferee (as such term is defined in the Warrant Agreement).

As the ultimate parent company of Cazador Sub, Arco Group is a Permitted Transferee. The transfer of Warrants by Cazador Sub to Arco Group was effected in a transaction exempt from registration under the Securities Act. The purpose of such transfer was purely administrative and occurred following the effective date of the Merger.

ACM Investments is owned and controlled by Mr. Johnston. At the time of the transfer of Warrants from Cazador Sub to ACM Investments, Mr. Johnston served as the Chairman of the Board and Co-Chief Executive Officer of Cazador. As a result, ACM Investments was a Permitted Transferee under the Warrant Agreement. The transfer of Warrants by Cazador Sub to ACM Investments was effected in a transaction exempt from registration under the Securities Act and in consideration of Mr. Johnston’s service as Chairman of the Board and Co-Chief Executive Officer of Cazador.

At the time of the transfer of Warrants from Cazador Sub to each of Messrs. Kelley, Bacardi and Valle, each of Messrs. Kelley, Bacardi and Valle served as Directors of Cazador. As a result, each of Messrs. Kelley, Bacardi and Valle was a Permitted Transferee under the Warrant Agreement. The transfers of Warrants by Cazador Sub to each of Messrs. Kelley, Bacardi and Valle were effected in transactions exempt from registration under the Securities Act and in consideration of Messrs. Kelley, Bacardi and Valle service on the board of directors of Cazador.

In none of the foregoing transactions did the Company receive any proceeds from the transfers of the Warrants. Rather, the Company only received proceeds from the initial issuance and sale of the Warrants to Cazador Sub, which occurred in connection with a private placement prior to Cazador’s initial public offering in October 2010.

Relationships with the Company: Arco Group is the ultimate parent company of Cazador Sub, which was the sponsor of Cazador, the Company’s predecessor. Cazador Sub held 20.0% of the outstanding ordinary shares of Cazador prior to the Merger. Immediately following the Merger, Cazador Sub held less than 5% of the outstanding shares of common stock of the Company. The voting and dispositive power of Arco Group is held by Francesco Piovanetti (majority, controlling interest) and Juan Carlos Bou (minority, non-controlling interest). Mr. Piovanetti served as the Chief Executive Officer and Director of the Company until his resignation effective April 16, 2013. As a result, Arco Group may be considered to be an affiliate of the Company.

Mr. Mark P. Shuman April 26, 2013 Page 4

ACM Investments is owned and controlled by Mr. Johnston. Mr. Johnston previously served as Chairman of the Board and Co-Chief Executive Officer of Cazador until his resignation, effective March 22, 2012. Other than the Warrants, neither ACM Investments nor Mr. Johnston owns any securities of the Company. On a fully diluted basis, the shares of common stock underlying the Warrants held by ACM Investments constitute less than 5% of the outstanding shares of common stock of the Company. Therefore, neither Mr. Johnston nor ACM Investments is an affiliate of the Company.

Mr. Kelley currently serves as a Director of the Company and is therefore an affiliate of the Company.

Each of Messrs. Bacardi and Valle previously served as Directors of Cazador. In connection with the Merger, Messrs. Bacardi and Valle resigned from the board of directors of Cazador and no longer are affiliates of the Company.

Although certain of the Selling Securityholders are, or may be considered, affiliates of the Company, the Registration Statement was filed as a result of demand registration rights granted to Cazador Sub and its Permitted Transferees pursuant to a Registration Rights Agreement, dated October 7, 2010 (the “Registration Rights Agreement”), by and between Cazador, Cazador Sub and certain other parties named therein. The registration rights granted to Cazador Sub and its Permitted Transferees under the Registration Rights Agreement are traditional registration rights and are not indicative of any present intention of any of the Selling Securityholders to sell or distribute their Warrants, much less sell or distribute the Warrants on behalf of the Company. The decision to exercise these registration rights now and request that the Warrants and underlying shares of common stock be registered with the Commission was made solely by the Selling Securityholders and not the Company. The Company believes that filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the Selling Securityholders’ contractual registration rights, the Company would not be filing the Registration Statement. Although the Company will receive the proceeds from the exercise of the Warrants, it is not a condition to a valid exercise of such Warrants that the common stock underlying such Warrants be registered with the Commission. The Company will not receive any proceeds from the resale of the shares of common stock underlying the Warrants, nor will it receive the proceeds from any resales by the Selling Securityholders of their Warrants. Cazador Sub negotiated the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Moreover, the Staff has noted in its Securities Act Compliance and Disclosure Interpretation 116.15 that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

Mr. Mark P. Shuman April 26, 2013 Page 5

Given the registration rights of the Selling Securityholders and the other factors set forth in this letter, the Company believes that the offering contemplated by the Registration Statement is indeed a genuine secondary offering.

The amount of securities involved: There are currently outstanding 8,940,000 Warrants to purchase shares of common stock of the Company. The Company is registering, pursuant to the Registration Statement, 4,340,000 Warrants, which constitute approximately 48.5% of the total outstanding Warrants. On a diluted basis, the shares of common stock underlying the Warrants of the Selling Securityholders constitute approximately 13.4% of the outstanding shares of common stock of the Company. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding securities is registered for resale.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the Selling Securityholders has any agreements or understandings with any person with respect to the distribution of the Warrants or the shares of common stock underlying the Warrants. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts. Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the Selling Securityholders has conducted any road shows or taken any other actions to condition or “prime” the market for their Warrants or the shares of common stock underlying the Warrants.

The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature

Whether the Selling Securityholders are in the business of underwriting securities: The Company understands that none of the Selling Securityholders are in the business of underwriting securities, nor are they otherwise engaged in the business of buying and selling securities for their own account or effecting transactions in securities for the account of others.

Whether under all the circumstances it appears that the Selling Securityholders are acting as a conduit for the Company: The Company believes and respectfully submits that none of the Selling Securityholders are acting as a conduit for the Company in connection with the sale of securities to the public, that the registration of the Warrants and shares of common stock underlying such Warrants for resale by the Selling Securityholders pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

2.	It appears that you seek to register offers and sales of the common stock by current holders of the warrants and holders who acquired the warrants outside of registered transactions. Please provide us with your analysis of why registration of the issuance transactions regarding those shares is consistent with applicable legal requirements, given that the offering of the shares underlying these warrants commenced as an unregistered offering. It appears that the second bullet-point on the cover page should indicate that the registered issuance of the shares is limited to warrant holders who acquire their warrants in registered resale transaction after the effective date of the offering.

Mr. Mark P. Shuman April 26, 2013 Page 6

Changes in response to the Staff’s Comment have been made in the Amended Registration Statement. Specifically, the Company is now registering (1) the resale from time to time by the Selling Securityholders of up to 4,340,000 Warrants; (2) the resale from time to time by the Selling Securityholders of up to 4,340,000 shares of the Company’s common stock that are issuable, in transactions exempt from registration under the Securities Act, upon exercise of the Warrants by the Selling Securityholders; and (3) the issuance and sale by the Company of up to 4,340,000 shares of the Company’s common stock upon the exercise of the Warrants so long as such Warrants are exercised by transferees who acquired those Warrants in registered transactions following the effective date of the Amended Registration Statement.

3.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Changes in response to the Staff’s Comment have been made in the Amended Registration Statement.

4.	Please revise to disclose all material relationships you have had with your selling security holders within the past three years as required by Item 507 of Regulation S-K. Please also revise to name the natural persons who have or share voting or investment power over the shares owned by Arco Group LLC and ACM Investments LLC.

Changes in response to the Staff’s Comment have been made on page 9 of the Amended Registration Statement.

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Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre, Esq.
Reed Smith LLP
cc:	Jonathan New
Net Element International, Inc.